SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Abstract of the Minutes of the Meeting of the Board of Directors of Ambev S.A (the “Company”), held on October 17, 2013, drawn up in summary form.

1.            Date, time and venue:  On October 17, 2013, starting at 8 a.m., at the Hotel Adriatika, located in Guatemala City, Guatemala, at 4 avenida 20-44, zona 14.

2.            Attendance:  Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond and Paulo Alberto Lemann.

3.            Board:  Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani

4.            Resolution:

4.1          Capital Increase – Stock Option Plan. In view of the exercise, by certain Beneficiaries, of some options which became exercisable based on the Option Plan approved by this Board of Directors, to approve unanimously within the Company’s limit of authorized capital, in accordance with section 6 of its By-laws, as well as article 168 of Law n. 6,404/76, as amended, a capital increase in the total amount of R$4,747,183.55, upon issuance of 1,154,550 new common shares, at the issuance price of emission of R$ 4,1117 per share, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan of the Company currently in force. The newly issued shares deriving from the capital increase shall grant its holders the same rights and benefits as the current shares, to be declared as of the present date.

5.            Closing:  With no further matters to be discussed, the present Minutes were drawn up and signed.

Guatemala City, October 17, 2013.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Luiz Fernando Ziegler de Saint Edmond

/s/ Paulo Alberto Lemann	/s/ Pedro de Abreu Mariani Secretary

1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2013

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer